Exhibit 23.3

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this Registration Statement of Desarrolladora Homex, S.A. de C.V. on Form F-3 of our report dated March 18, 2005 (September 28, 2005 as to Notes 17, 18, 19 and 20 and as to the restatement to Mexican pesos of purchasing power as of June 30, 2005 and the convenience translation) relating to the consolidated financial statements of Controladora Casas Beta, S. A. de C. V. and subsidiaries as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, appearing in the prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading "Experts" in such Prospectus.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu

/s/ C.P.C. Sergio Vargas Vargas
C.P.C. Sergio Vargas Vargas
Mexico City, Mexico
January 13, 2006